Exhibit 12.1

Enterprise Financial Services Corp
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (unaudited)

	Three Months Ended March 31,	Years ended December 31,
($ in thousands)	2015	2014	2013	2012	2011	2010
Earnings (1):
Income (loss) before income taxes	$14,368	$41,044	$50,080	$42,830	$38,225	$7,196
Add: Fixed charges from below	3,106	14,386	18,137	28,002	33,950	35,597
Earnings including interest expense on deposits (a)	$17,474	$55,430	$68,217	$70,832	$72,175	$42,793

Less: interest expense on deposits	(2,560)	(10,487)	(11,142)	(15,406)	(21,658)	(22,867)
Earnings excluding interest expense on deposits (b)	$14,914	$44,943	$57,075	$55,426	$50,517	$19,926

Fixed charges (1):
Interest on deposits	$2,560	$10,487	$11,142	$15,406	$21,658	$22,867
Interest on borrowings	546	3,899	6,995	7,761	8,497	9,544
TARP preferred stock dividends (pre-tax)	—	—	—	4,835	3,795	3,186
Fixed charges including interest on deposits (c)	$3,106	$14,386	$18,137	$28,002	$33,950	$35,597

Less: interest expense on deposits	(2,560)	(10,487)	(11,142)	(15,406)	(21,658)	(22,867)
Fixed charges excluding interest expense on deposits (d)	$546	$3,899	$6,995	$12,596	$12,292	$12,730

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b/d) (2)	27.34x	11.53x	8.16x	4.40x	4.11x	1.57x
Including interest on deposits (a/c)	5.63x	3.85x	3.76x	2.53x	2.13x	1.20x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits (b/d) (2)	27.34x	11.53x	8.16x	6.52x	5.50x	1.75x
Including interest on deposits (a/c)	5.63x	3.85x	3.76x	2.85x	2.27x	1.22x

(1) As defined in Item 503(d) of Regulation S-K.

(2) The ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.